Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 8
DATED SEPTEMBER 19, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 8 to you in order to supplement our prospectus. This supplement, dated September 19, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments," "Management," and "Plan of Distribution" sections of our prospectus. This Supplement No. 8 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 7 dated September 6, 2002, (which superseded Supplement No. 6 dated August 27, 2002, Supplement No. 5 dated August 16, 2002, Supplement No. 4 dated July 25, 2002, Supplement No. 3 dated July 17, 2002, Supplement No. 2 dated July 2, 2002 and Supplement No. 1 dated June 18, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the property we have acquired since September 6, 2002, the date of our last supplement. We purchased this property from an unaffiliated third party.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 9/17/02 (%)	No. of Tenants	Major Tenants

Eckerd Drug Store US 401 and Perry Creek Road Raleigh, NC	SU/D	To be Built	Land acquired 09/12/02	$1,053,000	10,908	--	1	Eckerds

SU Single User Retail Property

 D Development Project

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase Forest Hills Centre with our own funds. However, we expect to place financing on this property at a later date. We intend to purchase the following properties, Westin Center, Golden Gate and Southlake, subject to the existing financing.

		Year	Estimated Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 9/17/02	No. of
Property	Type	Built	expenses *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Westin Center Cliffdale Road and US 401 Fayetteville, NC	NC	1995	$5,800,000 (1)	69,950	100	15	Food Lion CVS/Pharmacy Family Dollar Store

Forest Hills Centre 1700 Raleigh Road NW Wilson, NC	NC	1989	$6,850,000	73,280	97	16	Harris Teeter Sports Connection

Golden Gate Golden Gate Drive and Cornwallis Drive Greensboro, NC	NC	1962/2002	$10,480,000 (2)	153,113	95	23	Harris Teeter Food Lion Staples

Southlake Catawba Road at Torrence Chapel Road and I-77 Cornelius, NC	NC	1988/2000	$13,600,000 (3)	131,247	98	26	Harris Teeter Stein Mart

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  As part of the purchase of this property, we will assume the existing debt with a remaining balance of approximately $4,068,000. The loan requires principal and interest payment based on an annual rate of 7.36% and matures in 2011.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $5,265,000. The loan requires principal and interest payment based on an annual rate of 9.0% and matures in 2004.
  As part of the purchase of this property, we will assume the modified existing debt with a remaining balance of approximately $7,700,000. The loan requires principal and interest payment based on an annual rate of 7.25% and matures in 2008.

NC Neighborhood and Community Retail Shopping Center

Management

Compensation of Directors and Officers

The following replaces the information contained in the first sentence on page 61 under the heading "Compensation of Directors and Officers".

Effective July 1, 2002, we pay our directors an annual fee of $7,500 plus $500 for each meeting of the board or committee of the board attended in person, a fee of $250 for each meeting of the board or a committee of the board attended by telephone and reimbursement of their out-of-pocket expenses incurred.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of September 18, 2002, we had sold 21,611,797 shares in our third offering, resulting in gross proceeds of $215,652,471. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of September 18, 2002, we had incurred $19,516,401 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $196,136,070 of net proceeds from the sale of those 21,611,797 shares. An additional 2,113,794 shares have been sold pursuant to our Distribution Reinvestment Program as of September 18, 2002, for which we have received additional net proceeds of $20,080,754. As of September 18, 2002, we had repurchased 321,356 shares through our Share Repurchase Program resulting in disbursements totaling $2,978,046. As a result, our net offering proceeds from all offerings total approximately $793,316,949 as of September 18, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2002, we have incurred and paid property management fees of $2,010,694. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2002, we had incurred and paid $1,847,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,418,000 are included in the purchase prices we have paid for all our properties purchased through September 18, 2002. As of September 18, 2002, we had invested approximately $568,874,000 in properties that we purchased for an aggregate purchase price of approximately $1,050,331,000, and we had invested approximately $46,475,000 in two notes receivable from developers of two shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of September 18, 2002, we had net offering proceeds of approximately $200,000,000 available for investment in additional properties. As of September 18, 2002, we have committed to the acquisition of an additional $280,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.